

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

<u>Via Email</u>
Michael Rabinovitch
Senior Vice President & Chief Financial Officer
Birks & Mayors Inc.
5870 North Hiatus Road
Tamarac, Florida 33321

      Re: Birks & Mayors Inc.
             Form 20-F for the Fiscal Year Ended March 27, 2010
             Filed July 12, 2010
             File No. 001-32635

Dear Mr. Rabinovitch:

      We have completed our review of your filing and do not have any further comments at this time.

                              Sincerely,

                       /s/ H. Christopher Owings

                       H. Christopher Owings
                       Assistant Director